UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

590 - 425 Carrall Street, Vancouver, British Columbia  V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

News Release	for Immediate Release

PhotoChannel announces the results of AGM and promotion of new CFO

Vancouver, BC – March  26th, 2009- PhotoChannel Networks Inc. (TSX-V: PN and OTCBB: PNWIF) ("PhotoChannel" or "PNI" or “Company”) the leading innovator in online digital media solutions for retailers reports that at the Company’s Annual General Meeting of its shareholders held on March 25, 2009, shareholders:

•	Fixed the number of directors of the Company at seven;
•	Elected management nominees Peter Fitzgerald, Peter Scarth, Cory Kent, Thomas Nielsen, Scott Brownstein, Kyle Hall and Aaron Rallo to the Company’s Board of Directors
•	Appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year; and
•	Approved the continuation of the Company’s Share Option Plan dated for reference March 6, 2006, as amended March 6, 2007.

The board of directors has also granted options to purchase 445,000 common shares to officers and directors of the Company.  The options are exercisable at $1.48 per share for a period of five years expiring March 25, 2014, and will vest monthly, on the first day of each month, over an 18-month period commencing on March 2009.

Additionally, the Board of Directors has approved management’s decision to promote Simon Bodymore, the Company’s VP Finance, to the position of Chief Financial Officer and Chris Tivel, the Company’s VP of Software Development, to the position of Chief Technology Officer.  Robert Chisholm has resigned as CFO effective immediately.  Mr. Chisholm has been retained by the Company to assist in the transition of his CFO duties and to continue to provide strategic and business development input on a going forward basis.  Mr. Chisholm is also considering other long-term opportunities with the Company.

Mr. Chisholm has been PhotoChannel’s CFO for more than seven years.  “I originally joined PNI in 2001 to help restructure the Company in order to pursue the business model we operate under today,” says Mr. Chisholm. “I never thought of it as a long term commitment at the outset but enjoyed participating in its ongoing successes and ended up staying much longer than anticipated.  It has been my privilege to work alongside Kyle, Peter, Aaron and the entire PNI team, plus to have met all of the great investors who have supported us over the years.  I have every confidence that the Company will continue to deliver and reach its full potential.  We have become a successful company and are now very focused moving forward.   I will remain committed to the company’s success while completing a smooth transition to Simon.”

“Robert’s departure and Simon’s promotion mark a bittersweet point in our Company’s history,” says Kyle Hall, PNI CEO.  “Robert has been a tremendous asset to the Company and we thank him for all of his hard work, determination and friendship.  We are sorry to see him leave day to day management although we are very happy he will be involved going forward.  At the same time Simon has proven himself more than adept at steering the financial requirements of a fast growing public company and we are happy to give him the opportunity to take a much larger role in driving the business forward.”

About PhotoChannel- Founded in 1995, PhotoChannel operates PNI Digital Media to provide services for major retailers, wireless carriers and content providers. The PNI Digital Media Platform connects consumer ordered digital content with retailers that have on-demand manufacturing capabilities for the production of merchandise. PNI Digital Media generates transactions for retailers and their thousands of locations worldwide. For more information please visit www.photochannel.com

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For more Information, Contact:
Ms. Niti Maini
PhotoChannel Networks Inc.
604-893-8955 ext. 313
nmaini@photochannel.com
Investor Information: (800) 261-6796

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.  PhotoChannel relies upon litigation protection for "forward-looking" statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: March 30, 2009

/s/ Kyle Hall

CEO